SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[RULE 13d-101]
(Amendment No. 3)1
GSI Group Inc.

(Name of Issuer)
Common Shares

(Title and Class of Securities)
3622U102

(CUSIP Number)
Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
(216) 586-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 13, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3622U102	13D	Page 2 of 4 Pages
          This Amendment No. 3 is being filed on behalf of Stephen W. Bershad, a citizen of the United States of America (the “Reporting Person” or “Mr. Bershad”), to amend the Schedule 13D that was originally filed on February 4, 2009 (as amended, the “Schedule 13D”), relating to the common shares, no par value (the “Shares”), of GSI Group, Inc. (the “Company”). Terms defined in the Schedule 13D are used herein with the same meaning.
          Items 4 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 4. Purpose of Transaction.
          On November 13, 2009, Mr. Bershad sent a letter to the board of directors of the Company, which letter is filed as Exhibit 2 hereto and incorporated herein by reference, announcing his intention to submit a slate of directors at the shareholders meeting he requested on November 9, 2009. Mr. Bershad also requested that the board not undertake any extraordinary transactions until after the meeting.
          Mr. Bershad intends to review his investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the outcome of discussions with the board and management, the outcome of the shareholders meeting, actions taken by the Company’s board of directors, shareholders and bondholders, other investment opportunities available to Mr. Bershad, price levels of the Shares, and conditions in the securities markets and the economy in general, Mr. Bershad may in the future acquire additional Shares or dispose of some or all of the Shares beneficially owned by him, or take any other actions with respect to his investment in the Company permitted by law, including changing his investment intent with respect to such Shares and including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 7. Material to be Filed as Exhibits.

Exhibit 2	Letter to the Board of Directors of GSI Group Inc., dated November 13, 2009

CUSIP No. 3622U102	13D	Page 3 of 4 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 13, 2009

/s/ Stephen W. Bershad
Stephen W. Bershad

CUSIP No. 3622U102	13D	Page 4 of 4 Pages
EXHIBIT INDEX
Exhibit 2 — Letter to the Board of Directors of GSI Group Inc., dated November 13, 2009